FOR IMMEDIATE RELEASE

May 29, 2008

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications, Investor Relations Phone 81-3-3817-5120

Notification with Respect to Issuance of Unsecured Straight Bonds

Eisai Co., Ltd. has determined the conditions for the issuance of its 5th, 6th and 7th Series of Unsecured Straight Bonds (with limited inter-bond pari passu clause) as outlined below.

Details

1. 5th Series of Eisai Co., Ltd. Unsecured Straight Bonds;

(1) Issue amount: 40 billion yen in total
(2) Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. shall apply to each Bond.
(4) Interest rate: 1.34% per annum
(5) Issue price: 99.99 percent
(6) Redemption price: 100.00 percent
(7) Maturity: 3 years
  i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on June 6, 2011.
  ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.
(8) Interest payment dates: June 6 and December 6 of each year
  (Initial interest payment date: December 6, 2008).
(9) Offering period: Thursday, May 29, 2008
(10) Payment date: Friday, June 6, 2008
(11) Method of offering: Public offering
(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Eisai Co., Ltd.
(13) Negative pledge: Applicable
(14) Underwriters: Nomura Securities Co., Ltd., Nikko Citigroup Limited and Shinko Securities Co., Ltd.

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(15) Fiscal agent and Issuing and Paying agent: Mizuho Corporate Bank, Ltd.
(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.
(17) Rating: "AA −" from Rating and Investment Information, Inc.; and
"A2" from Moody's Investors Service, Inc.

2. 6th Series of Eisai Co., Ltd. Unsecured Straight Bonds;

(1) Issue amount: 50 billion yen in total
(2) Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. shall apply to each Bond.
(4) Interest rate: 1.63% per annum
(5) Issue price: 99.98 percent
(6) Redemption price: 100.00 percent
(7) Maturity: 5 years
i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on June 6, 2013.
ii.Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.
(8) Interest payment dates: June 6 and December 6 of each year
(Initial interest payment date: December 6, 2008).
(9) Offering period: Thursday, May 29, 2008
(10) Payment date: Friday, June 6, 2008
(11) Method of offering: Public offering
(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Eisai Co., Ltd.
(13) Negative pledge: Applicable
(14) Underwriters: Nomura Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., and Shinko Securities Co., Ltd. shall serve as the co-lead managing underwriters for this syndication.
(15) Fiscal agent and Issuing and Paying agent: Mizuho Corporate Bank, Ltd.
(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.
(17) Rating: "AA −" from Rating and Investment Information, Inc.; and
"A2" from Moody's Investors Service, Inc.

3. 7th Series of Eisai Co., Ltd. Unsecured Straight Bonds;

(1) Issue amount: 30 billion yen in total
(2) Denomination: 100 million yen
(3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. shall apply to each Bond.
(4) Interest rate: 1.83% per annum
(5) Issue price: 99.98 percent
(6) Redemption price: 100.00 percent
(7) Maturity: 7 years
i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on June 5, 2015.
ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds

from but excluding the payment date.

(8) Interest payment dates: June 6 and December 6 of each year
(Initial interest payment date: December 6, 2008).

(9) Offering period: Thursday, May 29, 2008

(10) Payment date: Friday, June 6, 2008

(11) Method of offering: Public offering

(12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Eisai Co., Ltd.

(13) Negative pledge: Applicable

(14) Underwriters: Nomura Securities Co., Ltd. and Nikko Citigroup Limited

(15) Fiscal agent and Issuing and Paying agent: Mizuho Corporate Bank, Ltd.

(16) Book-entry transfer institution: Japan Securities Depository Center, Inc.

(17) Rating: "AA −" from Rating and Investment Information, Inc.; and
"A2" from Moody's Investors Service, Inc.

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Note : This document is a press release intended for publicizing the issuance of the 5th, 6th and 7th Series of Eisai Co., Ltd. Unsecured Straight Bonds (with limited inter-bond pari passu clause) and is not intended as a solicitation for investment or similar activity.

END